1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/08/14:	The Company to participate in investor conference held by Credit Suisse
99.02	Announcement on 2020/09/10:	Chunghwa Telecom announces its operating results for August 2020

99.03	Announcement on 2020/09/10:	August 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Vincent Y.S. Chen
Name:	Vincent Y.S. Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by Credit Suisse

Date of events: 2020/08/14

Contents:

1.	Date of institutional investor conference: 2020/08/17

2.	Time of institutional investor conference: 9:00 am (Taipei time)

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

The conference will be held by Credit Suisse. Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom announces its operating results for August 2020

Date of events: 2020/09/10

Contents:

1.	Date of occurrence of the event: 2020/9/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for August 2020 remained flat year over year at NT$ 17.00 billion. The increase of ICT project revenue, internet VAS revenue and data communications revenue offset the decrease of international fixed-line voice revenue, handset sales revenue and mobile service revenue. Operating costs and expenses increased year over year to NT$ 13.45 billion, mainly due to the increase of ICT project costs and amortization costs resulted from the 5G service launch, which offset the decrease of interconnection expenses and cost of goods sold. Operating income was NT$ 3.58 billion. Income before tax was NT$ 3.56 billion. Net income attributable to stockholders of the parent company was NT$ 2.73 billion. EPS was NT$ 0.35. In addition, operating income, pretax income and EPS all exceeded the third quarter guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom

September 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Aug.	Net sales	17,002,235	16,994,320	(+) 7,915	(+)0.05%
Jan.-Aug.	Net sales	129,256,690	135,129,615	(-) 5,872,925	(-)4.35%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,809,532

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	59,242
	Fair Value	3,695
	The amount of unrealized gain(loss) recognized this year	3,923

Settled Position	Total amount of contract	221,918
	The amount of realized gain(loss) recognized this year	-2,072

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	630,172
	Fair Value	35,839
	The amount of unrealized gain(loss) recognized this year	35,512

Settled Position	Total amount of contract	281,301
	The amount of realized gain(loss) recognized this year	385

b Trading purpose : None